SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)

                              Amphenol Corporation
                     --------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.001 Per Share
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                    032094203
                            ------------------------
                                 (CUSIP Number)

                             Edward C. Wetmore, Esq.
                                 358 Hall Avenue
                         Wallingford, Connecticut 06492

                                 (203) 265-8634
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:

                              David P. Falck, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                          New York, New York 10004-1490
                                 (212) 858-1438

                                January 23, 1997
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following: |_|

Check the following box if a fee is being paid with this Statement: |_|

                                 SCHEDULE 13D

----------------------------
                           |
CUSIP NO. 032094203        |
                           |
----------------------------
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      1.    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             Lawrence J. DeGeorge
                                  ###-##-####
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
      3.    SEC USE ONLY

--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
                                    N/A
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   |_|

--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                                    U.S.A.
--------------------------------------------------------------------------------
NUMBER OF                               7.  SOLE VOTING POWER
SHARES                                      8,174,768
BENEFICIALLY                            ----------------------------------------
OWNED BY                                8.  SHARED VOTING POWER
EACH PERSON                                         0
WITH                                    ----------------------------------------
                                        9.  SOLE DISPOSITIVE POWER
                                            8,174,768
                                        ----------------------------------------
                                        10. SHARED DISPOSITIVE POWER
                                                    0

--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                                   8,174,768
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                                     18.3%
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
                                      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------
                           |
CUSIP NO. 032094203        |
                           |
----------------------------
--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             Florence A. DeGeorge
                                  ###-##-####
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
      3.    SEC USE ONLY

--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
                                      N/A
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   |_|

--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                                    U.S.A.
--------------------------------------------------------------------------------
NUMBER OF                               7.  SOLE VOTING POWER
SHARES                                      3,188,150
BENEFICIALLY                            ----------------------------------------
OWNED BY                                8.  SHARED VOTING POWER
EACH PERSON                                         0
WITH                                    ----------------------------------------
                                        9.  SOLE DISPOSITIVE POWER
                                            3,188,150
                                        ----------------------------------------
                                        10. SHARED DISPOSITIVE POWER
                                                    0

--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                                   3,188,150
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                                     7.1%
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
                                      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------
                           |
CUSIP NO. 032094203        |
                           |
----------------------------
--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                DLF Partnership
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
      3.    SEC USE ONLY

--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
                                      N/A
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   |_|

--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                        State of New York
--------------------------------------------------------------------------------
NUMBER OF                               7.  SOLE VOTING POWER
SHARES                                               0
BENEFICIALLY                            ----------------------------------------
OWNED BY                                8.  SHARED VOTING POWER
EACH PERSON                                          0
WITH                                    ----------------------------------------
                                        9.  SOLE DISPOSITIVE POWER
                                                     0
                                        ----------------------------------------
                                        10. SHARED DISPOSITIVE POWER
                                                     0

--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                                       0
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                                       0
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
                                    PN, HC
--------------------------------------------------------------------------------

                                 AMENDMENT NO. 7
                                       TO
                                  SCHEDULE 13D

Item 1.     Security and Issuer.

            The class of equity securities to which this statement relates is the Class A Common Stock, par value $.001 per share (the "Amphenol Common Stock"), of Amphenol Corporation, a Delaware corporation ("Amphenol"). Amphenol's principal executive office is located at 358 Hall Avenue, Wallingford, Connecticut 06492.

Item 2.     Identity and Background.

            This statement was originally filed by LPL Technologies Inc. and Lawrence J. DeGeorge pursuant to Section 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 13d-1 promulgated thereunder, and is being amended pursuant to Section 13(d)(2) of the Exchange Act and Rule 13d-2 promulgated thereunder by the following persons (collectively, the "Filing Parties"):

            1. Lawrence J. DeGeorge. Mr. DeGeorge's principal occupation is Chairman of the Board of Amphenol. His principal address is 176 Spyglass Lane, Jupiter, Florida 33477.

            2. Florence A. DeGeorge. Mrs. DeGeorge is the wife of Mr. DeGeorge and, since December 22, 1992, has been the Director of Facilities and a member of the Board of Directors of Amphenol. Her principal address is 176 Spyglass Lane, Jupiter, Florida 33477.

            3. DLF Partnership ("DLF"). DLF is a general partnership organized under the laws of the State of New York primarily for the purpose of consolidating and preserving Amphenol Common Stock contributed by its partners from time to time, and investing DLF's capital, or the proceeds thereof. Mr. DeGeorge and Mrs. DeGeorge are the sole partners of DLF. DLF maintains its principal office at 280 Park Avenue, New York, New York 10017.

            None of the Filing Parties has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            None of the Filing Parties has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Each of Mr. DeGeorge and Mrs. DeGeorge is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

            Not applicable.

Item 4.     Purpose of Transaction.

            The capital distributions by DLF and the transfer to the Charitable Trust described in Item 5(c) below were effectuated by Mr. DeGeorge and Mrs. DeGeorge primarily for tax-planning and estate-planning purposes. Such transactions were not intended to affect the voting and disposition powers of Mr. DeGeorge and Mrs. DeGeorge with respect to the Amphenol Common Stock reported hereby.

            As described in Item 6 below, certain of the Filing Parties have entered into the 1997 Stockholders Agreement, pursuant to which, among other things, such Filing Parties have agreed to vote their respective shares of Amphenol Common Stock in favor of a merger with an affiliate of Kohlberg Kravis Roberts & Co., L.P. ("KKR", which term shall also include KKR's affiliates). If the transactions contemplated by the 1997 Stockholders Agreement and the Merger Agreement (as defined below) are consummated, KKR expects to own in excess of 75% of the outstanding Amphenol Common Stock. In addition, consummation of the transactions contemplated by the Merger Agreement and the 1997 Stockholders Agreement are expected to result in the following: (i) a tender offer by Amphenol for its 12 3/4% Senior Subordinated Notes due 2001, (ii) the retirement of Amphenol's Senior Notes due 2001, (iii) the retirement, for cash consideration, of all of Amphenol's outstanding options at a price equal to the difference between the per share price for Amphenol Common Stock pursuant to the Merger and the exercise price of the related option and (iv) the replacement of the existing board of directors of Amphenol.

Item 5.     Interest in Securities of the Issuer.

            (a)   As of the close of business on January 24, 1997:

                  (i) Lawrence J. DeGeorge (A) owns 6,929,602 shares of Amphenol
            Common Stock and (B) is deemed to beneficially own 1,245,166 of the shares of Amphenol Common Stock held by the Charitable Trust, aggregating approximately 18.3% of the outstanding shares of Amphenol Common Stock;

                  (ii) Florence A. DeGeorge (A) owns 2,702,546 shares of
            Amphenol Common Stock, and (B) is deemed to beneficially own 485,604 of the shares of Amphenol Common

            Stock held by the Charitable Trust, aggregating approximately 7.1% of the outstanding shares of Amphenol Common Stock; and

                  (iii) DLF owns no shares of Amphenol Common Stock.

            (b) Lawrence J. DeGeorge has sole power to direct the vote and the disposition of the shares referenced in clause (a)(i)(A) above and is deemed to have the power to direct the vote and disposition of the shares referenced in clause (a)(i)(B) above. Florence A. DeGeorge has sole power to direct the vote and the disposition of the shares referenced in clause (a)(ii)(A) above and is deemed to have the power to direct the vote and disposition of the shares referenced in clause (a)(ii)(B) above. The ability of Mr. and Mrs. DeGeorge to exercise the foregoing powers is subject to the limitations of the 1997 Stockholders Agreement described in Item 6 below.

            (c) On January 22, 1997, DLF made capital distributions to Mr. and Mrs. DeGeorge of 6,929,502 and 2,702,446 shares of Amphenol Common Stock, respectively. On the same date, pursuant to a Trust Agreement dated as of December 20, 1994 by and between Lawrence J. DeGeorge and Florence A. DeGeorge, as Donors, and Lawrence J. DeGeorge, Florence A. DeGeorge and Bankers Trust Company of Florida, N.A., as Trustees (the "Trust Agreement"), DLF (on behalf of Mr. and Mrs. DeGeorge) made a gift to the Lawrence J. and Florence A. DeGeorge Charitable Trust (the "Charitable Trust") of an aggregate of 1,729,770 shares of Amphenol Common Stock, representing 1,245,166 shares contributed by Mr. DeGeorge and 484,604 shares contributed by Mrs. DeGeorge. The Charitable Trust is a foundation established for charitable, scientific, literary, educational and/or religious purposes.

            Except as disclosed in this Item 5(c) or in Item 6 below, none of the Filing Parties has effected any transactions in shares of Amphenol Common Stock during the past 60 days.

            (d) Except as otherwise disclosed in Item 6 below, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Amphenol Common Stock.

            (e) On January 22, 1997, DLF ceased to be a beneficial owner of more than five percent of the outstanding Amphenol Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            On January 23, 1997, each of Lawrence J. DeGeorge, Florence A. DeGeorge, the Charitable Trust and Lawrence F. DeGeorge (collectively, the "Major Stockholders") entered into a Stockholders Agreement (the "1997 Stockholders Agreement") with NXS

I, L.L.C. ("NXS"), which is an affiliate of KKR. Pursuant to the 1997 Stockholders Agreement, the Major Stockholders have agreed (and, to that effect, have granted an irrevocable proxy to NXS) to vote their respective shares of Amphenol Common Stock in favor of a merger of NXS Acquisition Corp., a Delaware corporation and an affiliate of NXS, with and into Amphenol (the "Merger"), upon the terms and conditions set forth in the related Agreement and Plan of Merger dated as of January 23, 1997 (the "Merger Agreement"), and to vote against certain other actions or transactions, as provided therein.

            Pursuant to the 1997 Stockholders Agreement, each of the Major Stockholders has granted to NXS an irrevocable option to purchase, in whole and not in part, its respective shares of Amphenol Common Stock for $26.00 cash per share (the "Call Option"). The Call Option is exercisable (i) within six months following termination of the Merger Agreement under certain circumstances (generally involving the existence of a competing third-party offer or transaction) and (ii) within 30 days following consummation of the Merger in order to purchase any remaining shares not exchanged for cash in the Merger, in each case for $26.00 in cash per share. Under the 1997 Stockholders Agreement, NXS has granted each of the Major Stockholders an irrevocable "put" option (the "Put Option"), exercisable within 30 days following the Merger, to sell to NXS, in whole and not in part, the respective shares of Amphenol Common Stock, if any, that they retain following the Merger, at $26.00 in cash per share.

            The 1997 Stockholders Agreement provides that if the Merger Agreement is terminated under certain circumstances (generally involving the existence of a competing third-party offer or transaction), each of the Major Stockholders and NXS is required to pay over to the other one-half of the proceeds received in specified third-party transactions occurring within one year of the date of termination with respect to any shares of Amphenol Common Stock covered by the 1997 Stockholders Agreement, to the extent such proceeds represent consideration in excess of $26.00 per share.

            The Major Stockholders, in their capacities as stockholders, have agreed in the 1997 Stockholders Agreement to elect to convert all of their shares of Amphenol Common Stock for cash, to refrain from soliciting or responding to certain inquiries or proposals regarding Amphenol, to comply with certain restrictions upon transfer of their shares of Amphenol Common Stock and to waive any rights of appraisal available in the Merger.

            Pursuant to a Stockholders' Agreement (the "1992 Stockholders' Agreement") dated as of December 22, 1992 among Amphenol and certain stockholders named therein (the "Major LPL Holders"), so long as Lawrence J. DeGeorge together with Florence A. DeGeorge and their respective estates and permitted transferees (the "DeGeorge Interest") own at least 25% of the outstanding Amphenol Common Stock, Amphenol will agree to nominate for election directors designated by the DeGeorge Interest that represent not less than 25% of the Board of Directors of Amphenol, but in no event fewer than two directors. So long as the DeGeorge Interest owns less than 25% but at least 10% of the outstanding Amphenol Common Stock, Amphenol will agree to nominate for election directors designated by the DeGeorge Interest that represent not less than 10% of the Board of Directors, but in no event fewer than one director.

             The 1992 Stockholders' Agreement provides that, subject to certain conditions, the Major LPL Holders may from time to time demand that Amphenol file up to five registration statements with respect to the Amphenol Common Stock owned by them (a "Demand Registration"). Generally, Demand Registrations must be requested by Major LPL Holders holding at least (i) 10% of the outstanding Amphenol Common Stock with respect to the first Demand Registration,
(ii) 6% of the outstanding Amphenol Common Stock with respect to the second Demand Registration, (iii) 4% of the outstanding Amphenol Common Stock with respect to the third Demand Registration and (iv) 3% of the outstanding Amphenol Common Stock with respect to the fourth and fifth Demand Registrations. One Demand Registration has been effected to date. The 1992 Stockholders' Agreement also provides the Major LPL Holders with certain piggyback registration rights in the event that Amphenol proposes to file certain registration statements. If the total number of shares of Amphenol Common Stock proposed to be registered by the Major LPL Holders in a piggyback registration exceeds the number of shares that, in the underwriter's judgment, could be offered without adversely affecting the distribution thereof, the shares of the Major LPL Holders includable in such registration will be reduced proportionately. Amphenol has agreed to pay or reimburse the Major LPL Holders for certain expenses to be incurred by them in connection with any such registration (excluding underwriting discounts and commissions) and to provide customary indemnification and contribution rights.

            The Trust Agreement provides that Mr. DeGeorge and Mrs. DeGeorge shall exercise control of all voting rights of any Amphenol Common Stock contributed to the Charitable Trust. Following the death of the survivor of Mr. DeGeorge and Mrs. DeGeorge, all shareholder questions that may arise by virtue of the Charitable Trust's ownership of Amphenol Common Stock shall be made with the approval of the majority of then acting trustees of the Charitable Trust.

            In addition, the Trust Agreement provides that the assets of the Charitable Trust shall be held and administered by the trustees exclusively for charitable, scientific, literary, educational or religious purposes, and that the transfer by Mr. DeGeorge and Mrs. DeGeorge of any property to the Charitable Trust shall constitute an irrevocable gift, with any right, title or reversionary interest therein relinquished forever. The Trust Agreement further specified that no part of the net earnings of the Charitable Trust shall inure or be payable to or for the benefit of any private shareholder or individual (other than for reimbursement of actual expenditures and reasonable fees for personal services rendered in connection with the administration of the Charitable Trust).

            The preceding summary of certain provisions of the foregoing agreements are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as exhibits hereto.

Item 7.     Material to be Filed as Exhibits.

      Exhibit A -       Joint Filing Agreement dated January 5, 1995
                        by and among Lawrence J. DeGeorge, Florence A.
                        DeGeorge and DLF Partnership (incorporated by reference as filed in Amendment No. 5 to
                        Schedule 13D relating to Amphenol Corporation filed on January 6, 1995)("Amendment No. 5")

      Exhibit B -       Merger Agreement (incorporated by reference as filed
                        in the Form 8-K of Amphenol filed on January 29, 1997).

      Exhibit C   -     1997 Stockholders Agreement (incorporated by
                        reference as filed in the Form 8-K of Amphenol filed on January 29, 1997)

      Exhibit D -       1992 Stockholders Agreement
                        (incorporated by reference as filed in
                        Amendment No. 3 to Schedule 13D relating to
                        Amphenol Corporation filed on December 30,
                        1992 on behalf of Lawrence J. DeGeorge and Florence A. DeGeorge)

      Exhibit E -       Trust Agreement (incorporated by reference as
                        filed in Amendment No. 5)

            After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  January 29, 1997                   /s/ LAWRENCE J. DEGEORGE
                                          -------------------------------
                                                Lawrence J. DeGeorge


                                            /s/ FLORENCE A. DEGEORGE
                                          -------------------------------
                                                Florence A. DeGeorge


                                            DLF PARTNERSHIP

                                          By: /s/ LAWRENCE J. DEGEORGE
                                          -------------------------------
                                          Name:  Lawrence J. DeGeorge
                                          Title: General Partner